Exhibit 99.1

FAST TRACK GROUP Signs Partnership For K-Pop Group KIIRAS Representation and Live Entertainment Rights

Singapore, March 4, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced it has signed a two-year partnership agreement for the representation and live entertainment rights (the “Agreement”) with Leanbranding, that manage rising K-pop girl group KIIRAS.

The Agreement follows Fast Track’s recent signing of a Memorandum of Understanding (MoU) with South Korean entertainment agency Leanbranding who represents KIIRAS. Under the agreement, Fast Track will be the official representative of KIIRAS for live entertainment engagements such as, concerts, music festivals, and live show appearances. This Partnership will also give Fast Track the rights to produce and manage concert tours with Leanbranding for KIIRAS globally except South Korea, Japan and China.

Fast Track estimates the Agreement will generate an initial revenue base of approximately $3 million, with meaningful upside potential to increase the total value of the Agreement through expanded scope of work, additional event management services, and potential synergistic collaboration opportunities with the Company’s various established partners in the entertainment industry.

This two-year agreement marks the Company’s strategic evolution from a traditional one-time concert organizer to a scalable concert tour management company. This transition unlocks greater revenue scalability while reducing the financial risks typically associated with operating as a concert organizer. The Agreement structure creates opportunities to expand the scope of work, potentially increasing the total revenue generated under the two-year agreement. It also offers enhanced flexibility and creative control in how each event is structured, managed, and delivered.

“Following the MoU with Leanbranding last month, we are pleased to announce the official engagement to support the global brand growth of KIIRAS,” said Fast Track CEO Harris Lim. “This agreement marks the first following our strategic shift in our business model towards a concert tour organizer, which we believe represents the most effective path to fully scaling our celebrity management engagement opportunities. We believe that successful execution of this engagement, combined with our high-touch involvement throughout each event managed, will further strengthen our ability to convert additional opportunities currently in the pipeline. The opportunity to pursue additional synergistic collaborations with our industry partners and relationships further enhances the growth potential of this agreement, unlocks incremental value for KIIRAS, and drives long-term revenue growth potential under this partnership. We look forward to the successful management and execution of each event to support KIIRAS’ rise in the global K-pop ecosystem.”

About FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com